FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 001- 33633

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Zep Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Zep Inc.

1310 Seaboard Industrial Boulevard

Atlanta, Georgia 30318

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.                       Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011
Notes to Financial Statements

Supplemental Schedule

2.                       Exhibits

The following exhibits are filed with this report:

Consents of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2012	By:	Zep Inc.
Plan Administrator

	By:	/s/ John K. Morgan
	Name:	John K. Morgan
	Title:	Chairman, President and Chief Executive Officer

Zep Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedule

At December 31, 2011 and 2010 and for the year ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Investment Committee

Zep Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Zep Inc. 401(k) Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Babush, Neiman, Kornman, & Johnson, LLP

Atlanta, GA
June 26, 2012

Report of Independent Registered Public Accounting Firm

Investment Committee

Zep Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Zep Inc. 401(k) Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, GA
June 28, 2011

Zep Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets:
Investments, at fair value	$141,668,678	$142,789,176
Cash, non-interest bearing	—	242
Notes receivable from participants	2,949,651	2,966,658
Participant contributions receivable	202,072	329,831
Employer contributions receivable	75,283	7,463
Total Assets	144,895,684	146,093,370

Liabilities:
Excess contributions payable	42,097	67,120

Net assets available for plan benefits	144,853,587	146,026,250

Adjustment from fair value to contract value for interest relative to fully benefit responsive investment contracts	(1,949,228)	(1,904,542)

Net assets available for benefits	$142,904,359	$144,121,708

See accompanying notes to the financial statements.

Zep Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For theYear Ended December 31, 2011

Additions:
Investment income:
Interest and dividend income	3,478,014

Interest income on notes receivable from participants	127,283

Contributions:
Participant contributions	7,541,444
Employer contributions	2,235,232

Total contributions	9,776,676

Total additions	13,381,973

Deductions:
Net depreciation in fair value of investments	$(5,201,540)
Benefit payments	(9,282,067)
Administrative expenses	(115,715)

Total deductions	(14,599,322)

Net decrease in assets available for benefits	(1,217,349)

Net assets available for benefits:
Beginning of year	144,121,708

End of the year	$142,904,359

See accompanying notes to the financial statements

Zep Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

General

The financial position of the Zep Inc. (the “Company”, the “Employer” or “Zep”) 401(k) Plan (the “Plan”) is included in the accompanying financial statements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective June 1, 2006, automatic enrollment was implemented for all new hires at a 3% deferral rate. Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals at the time the match is funded.

Refer to the respective summary plan description or Plan agreement for additional information about the Plan’s eligibility, funding, allocation, vesting, and benefit provisions.

Eligibility and Forfeitures

The Plan is a defined contribution plan. The Plan covers substantially all domestic salaried, commissioned, union and non-union hourly employees of the Company. Employees of certain unions who have elected not to participate in the Plan and foreign employees of the Company are not eligible to participate.

Employees of the Company have immediate eligibility upon attaining the age of 21 and satisfying a 30-day minimum employment period. The Plan further provides that forfeitures of Employer contributions may be used to pay Plan administrative expenses or reduce future Employer contributions.

In the event of the cessation of operation of a plant, or the discontinuance of certain portions of the Company’s business, Plan participants shall automatically become fully vested in Employer contributions upon termination.

Loans

Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the excess of the participant’s highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan for each participant is permitted during a calendar year.

Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years.

Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period.

Administration

Administration of the Plan is the responsibility of the Company’s investment committee, which is designated by the Compensation Committee of Zep’s Board of Directors.

Plan Termination

Although the Company intends for the Plan to be permanent, the Plan provides the Company the right to discontinue contributions or to terminate the Plan at any time.

In the event of a Plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

 Parties-In-Interest

As of December 31, 2011 and 2010, the percentage of the Plan’s net assets invested in the common stock of Zep was 1.5% and 2.2%, respectively.  In addition, the Plan holds shares of mutual funds managed by the trustee of the Plan.

Funding Policy

The basis for determining participant (pre-tax) and Employer contributions is as follows:

Plan Name	Participant Contributions	Employer Contributions
Zep Inc. 401(k) Plan	1% to 25% of compensation	50% of participant contributions up to 6% of compensation. Deferrals in excess of 6% of the participant’s annual compensation shall not be eligible for matching contributions.

Effective January 1, 2009, the Plan was amended allowing Zep, at its sole discretion, to make matching contributions to the Plan on behalf of each eligible participant for a Plan year. The matching contribution, if any, shall be determined from time to time by Zep in its sole discretion, and the matching contribution may be expressed as a percentage of the amount of each participant’s elective deferrals. Further, Zep may, in its sole discretion, limit the amount of a participant’s elective deferrals eligible for a matching contribution. As a result of this amendment, Zep may elect to make matching contributions annually or more frequently.

Administrative Expenses

Certain reasonable Plan administration expenses approved in accordance with Plan requirements may be paid from Plan assets, all other expenses are borne by the Company.

Benefits/Distributions

Generally, upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  The participant may also elect to roll over his/her account into an Individual Retirement Account (“IRA”) or another company’s retirement plan, or leave it in the Plan as long as the value of the account exceeds $1,000.  If the participant’s balance is less than $1,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment.  A participant may make withdrawals from his/her elective contribution account balance after reaching age 59-½ and must begin receiving distributions at age 70-½ if the participant has terminated employment by that time.  Participants are eligible to withdraw part of their plan account balance if they experience a qualified hardship.  When a hardship distribution is approved then the participant is suspended from making pre-tax contributions to the Plan for 6 months following the distribution.

Vesting

Participants’ vested interest in their 401(k) Contribution Account is 100% at all times.

Participants’ vested interest in the Company Matching Contribution Account is determined by the following schedule, based on the participant’s credited years of service as of the date the vested interest is determined. In determining the vested interest in this account, all of the participant’s years of service will be counted. Any part of this account which is not vested will be forfeited when the participant receives a distribution of their vested interest (or after the participant incurs 5 consecutive breaks in service, if earlier) and will thereafter be used to reduce our other contributions.

1 Year of Service	20% Vested
2 Years of Service	40% Vested
3 Years of Service	60% Vested
4 Years of Service	80% Vested
5 Years of Service	100% Vested

2. Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained by the trustee, Charles Schwab Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of       December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability as of December 31, 2011 and 2010 and were returned to participants in accordance with IRS regulations.

Investment Valuation and Income Recognition

The investments in the Plan are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these guidelines. Investments of the Plan, including synthetic guaranteed investment contracts (“synthetic GICs”) and a traditional GIC, are stated at fair value, as determined by the trustee from quoted market prices or quoted redemption values in an active market or as determined by the investment fund managers using generally accepted valuation procedures for GICs. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price.

The Plan holds investments in both a GIC (as of December 31, 2010) and synthetic GIC’s as part of the Stable Value Fund investment held by the Plan. The synthetic GICs each hold a diversified portfolio of primarily units of common collective trust funds held in the name of the Plan. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts’ underlying holdings. As required by Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 962, Plan Accounting — Defined Contribution Pension Plans, the Plan’s investments in the GIC and synthetic GICs have been presented at fair value on the Statements of Net Assets Available for Benefits. An adjustment has also been included in the Statements of Net Assets Available for Benefits so that ending net assets available for benefits are presented at contract value.

Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying assets being managed. The minimum crediting rate is 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuer, (2) bankruptcy of the Plan sponsor or other Plan sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The GIC and synthetic GIC issuers can only terminate the contract under very limited circumstances, such as the Company or the investment fund managers’ breach of material obligations made under the agreement, or upon completion of specified periods of time following notice periods. Zep does not believe it is probable that the GIC or synthetic GICs will be terminated.

The average yield of the GIC and synthetic GICs based on actual earnings was approximately 1.08% and 2.08% at December 31, 2011 and 2010, respectively, while the average yields actually credited to members was approximately 2.78% and 3.93% at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, the fair values of the Plan’s interest in the underlying assets of the GIC and synthetic GICs were $38,979,357 and $35,801,439, respectively, and the book valuation adjustments were $(1,949,228) and $(1,904,542) for these respective periods.

2. Significant Accounting Policies  (continued)

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan’s management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31, 2011	December 31, 2010
Zep Inc. Stable Value Fund	$38,979,357	$35,801,439
Dow Jones Target 2025 Fund	12,198,494	13,220,979
Vanguard Institutional Index	14,583,170	15,145,381
Columbia Dividend Income Class Z	9,223,464	8,658,333
American Funds EuroPacific Growth Gr R5	7,443,039	8,925,267
T Rowe Price Mid-Cap Growth Fund	7,530,183	7,772,079
T Rowe Price Growth Stock Fund	7,341,705	7,475,071

The following investments are the components of the synthetic GICs, and any of these investments exceeding 5% or more of the Plan’s net assets available for benefits have been denoted with double-asterisk (**):

Zep Inc. Stable Value Fund as of December 31, 2011

Contract Issuer	Security	Fair Value	Valuation Adjustment	Contract Value

ING Life & Annuity	IGT INVESCO Short-term bond fund	$4,047,024	$(213,387)	$3,833,637
NATIXIS Capital Markets	IGT INVESCO Short-term bond fund	6,227,172	(334,421)	5,892,751
Monumental	IGT MxMgr Core	4,893,438	(334,703)	4,558,735
State Street Bank	IGT INVESCO Short-term bond fund	3,663,143	(193,802)	3,469,341
Pacific Life**	IGT MxMGR Int G/C	9,652,154	(872,915)	8,779,239
Subtotal		28,482,931	(1,949,228)	26,533,703

Cash
State Street Bank **	Cash	10,496,426	—	10,496,426
Total		$38,979,357	$(1,949,228)	$37,030,129

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Zep Inc. Stable Value Fund as of December 31, 2010

Contract Issuer	Security	Fair Value	Valuation Adjustment	Contract Value

ING Life & Annuity	IGT INVESCO Short-term Bond	$3,975,933	$(194,279)	$3,781,654
NATIXIS Capital Markets	IGT INVESCO Short-term Bond Fund	6,102,206	(331,218)	5,770,988
Monumental	IGT MxMgr Core	4,728,875	(228,613)	4,500,262
Rabobank Nederland	IGT MxMGR Int G/C	2,139,769	(168,591)	1,971,178
State Street Bank	IGT INVESCO Short-term Bond	3,586,611	(178,712)	3,407,899
Pacific Life**	IGT MxMGR Int G/C	9,276,966	(794,096)	8,482,870

Subtotal		29,810,360	(1,895,509)	27,914,851

Traditional GIC
Great West	GIC	1,113,779	(9,033)	1,104,746
Cash
State Street Bank	Cash	4,877,300	—	4,877,300

Total		$35,801,439	$(1,904,542)	$33,896,897

The components of Net depreciation in fair value of investments of the Plan for the year ended December 31, 2011 are as follows:

Net depreciation in fair value of common stock (quoted market prices)	$(906,985)
Net appreciation in fair value from common/collective trust funds (fair value determined by trustee)	288,453
Net depreciation in fair value from mutual funds (quoted market prices)	(4,583,008)
Net depreciation of fair value of investments	$(5,201,540)

4. Fair Value Measurements

Zep determines a fair value measurement based on the assumptions a market participant would use in pricing an asset or liability. Accounting guidance established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 —	Quoted prices in active markets for identical assets or liabilities.
•	Level 2 —

Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

The Plan’s Investments, at fair value as of December 31, 2011 and 2010 are presented within the following tables:

		Fair Value Measurements as of December 31, 2011
Assets	Fair Value as of December 31, 2011	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds
T Rowe Price Mid-Cap Growth Fund	$7,530,183	$7,530,183
Vanguard Institutional Index	14,583,170	14,583,170
CRM Mid-Cap Value Investor	4,006,711	4,006,711
Northern Small Cap Value Fund	4,123,398	4,123,398
Columbia Dividend Income Class Z	9,223,464	9,223,464
T Rowe Price Growth Stock Fund	7,341,705	7,341,705
EuroPacific Growth Gr R5	7,443,039	7,443,039
PIMCO Total Return Fund Instl	5,176,154	5,176,154
Wells Fargo Advantage Small Cap Grth I	4,500,015	4,500,015
Schwab Value Money Market Fund	260	260
Stable Value Fund Cash	10,496,426	10,496,426
PCRA Self-Directed Brokerage Account
Equity mutual funds	1,231,178	1,231,178
Domestic common stock	3,932,774	3,932,774
Money market fund	2,247,589	2,247,589
Other	988,755	988,755
Stable Value Fund (a)	28,482,931		$28,482,931
Common/Collective Trusts
Dow Jones Target Today Fund (b)	1,406,538		1,406,538
Dow Jones Target 2015 Fund (b)	2,626,409		2,626,409
Dow Jones Target 2025 Fund (b)	12,198,494		12,198,494
Dow Jones Target 2035 Fund (b)	3,135,044		3,135,044
Dow Jones Target 2045 Fund (b)	2,312,801		2,312,801
Dow Jones Target 2055 Fund (b)	707		707
US Bond Index SL Series I (b)	6,560,125		6,560,125
Zep Inc. Common Stock	2,120,808	2,120,808
	$141,668,678

(a)         The Stable Value Fund’s key strategy is to provide preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The fair value of the Stable Value Fund is valued using the net asset value (“NAV”) provided by the administrator of the underlying common collective trust funds. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

(b)         The State Street Bank Dow Jones Target Funds consist of a diverse combination of equity and bond securities and are valued using the NAV provided by the administrator of those funds. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

		Fair Value Measurements as of December 31, 2010
Assets	Fair Value as of December 31, 2010	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds
T Rowe Price Mid-Cap Growth Fund	$7,772,079	$7,772,079
Vanguard Institutional Index	15,145,381	15,145,381
CRM Mid-Cap Value Investor	4,318,197	4,318,197
Northern Small Cap Value Fund	3,546,616	3,546,616
Columbia Dividend Income Class Z	8,658,333	8,658,333
T Rowe Price Growth Stock Fund	7,475,071	7,475,071
EuroPacific Growth Gr R5	8,925,267	8,925,267
PIMCO Total Return Fund Instl	6,571,163	6,571,163
Wells Fargo Advantage Small Cap Grth I	5,474,112	5,474,112
Schwab Value Money Market Fund	1,070	1,070
Stable Value Fund Cash	4,877,300	4,877,300
PCRA Self-Directed Brokerage Account	8,305,842	8,305,842
Stable Value Fund (a)	29,810,360		$29,810,360
Great West Guaranteed Insurance Contract	1,113,779		1,113,779
Common/Collective Trusts
Dow Jones Target Today Fund (b)	1,452,521		1,452,521
Dow Jones Target 2015 Fund (b)	2,572,746		2,572,746
Dow Jones Target 2025 Fund (b)	13,220,979		13,220,979
Dow Jones Target 2035 Fund (b)	3,012,378		3,012,378
Dow Jones Target 2045 Fund (b)	2,271,893		2,271,893
US Bond Index SL Series I (b)	5,133,943		5,133,943
Zep Inc. Common Stock	3,130,146	3,130,146
	$142,789,176

(c)          The Stable Value Fund’s key strategy is to provide preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The fair value of the Stable Value Fund is valued using the net asset value (“NAV”) provided by the administrator of the underlying common collective trust funds. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

(d)         The State Street Bank Dow Jones Target Funds consist of a diverse combination of equity and bond securities and are valued using the NAV provided by the administrator of those funds. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (‘IRS’) dated     May 23, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore the related trust is tax-exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Uncertain tax position

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6. Reconciling Items and Form 5500

The following is a reconciliation from the financial statements to the Form 5500 as of and for the year ended December 31, 2011.

	2011	2010
Net Assets Available For Benefits per Financial Statements	$142,904,359	$144,121,708
Adjustment from contract value to fair value for fully benefit responsive investment contract	1,949,228	—
Excess contribution payable	42,097	67,120
Net Assets Available For Benefits per Form 5500	$144,895,684	$144,188,828

Net decrease in net assets for benefits per financial statements	$(1,217,349)
Adjustment from contract value to fair value for fully benefit-responsive investment contract	1,949,228
Add: Excess contributions payable at 12/31/2011	42,097
Subtract: Excess contributions payable at 12/31/2010	(67,120)
Total Net income per Form 5500	$706,856

7. Excess Contributions Payable

As of December 31, 2011 and 2010, certain 2011 and 2010 participant contributions were deemed to be excess contributions under the Code. Such contributions were refunded to Plan participants in March of the subsequent year. A liability for excess contributions of $42,097 and $67,120 was recorded in the Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010, respectively.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Events

Effective January 1, 2012, The Plan was amended to increase the annual deferral limits for participants’ contributions from 25% to 50%, subject to the IRS annual limits on 401(k) plan contributions. We have evaluated the financial statements for subsequent events through the date of the filing of this Form 11-K, which is the date the financial statements were issued.

Zep Inc. 401(k) Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

EIN#: 26-0783366 Plan: 007

(a)	(b) Identity of Issue, Borrower Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
	T Rowe Price	T Rowe Price Mid-Cap Growth fund	$7,530,183
	Vanguard	Vanguard Institutional Index	14,583,170
	Cramer Rosenthal McGlynn	CRM Mid-Cap Value Investor	4,006,711
	Northern Trust	Northern Small Cap Value Fund	4,123,398
	Columbia Management Advisors, LLC	Columbia Dividend Income Class Z	9,223,464
	T Rowe Price	T Rowe Price Growth Stock Fund	7,341,705
	American Funds	EuroPacific Growth Gr R5	7,443,039
	PIMCO	PIMCO Total Return Fund Instl	5,176,154
	Wells Fargo	Wells Fargo Advantage Small Cap Growth I	4,500,015
*	Charles Schwab	Schwab Value Money Market Fund	260
*	Charles Schwab	PCRA Self-Directed Brokerage Account	8,400,296
	State Street Bank	Dow Jones Target Today Fund	1,406,538
	State Street Bank	Dow Jones Target 2025 Fund	12,198,494
	State Street Bank	Dow Jones Target 2045 Fund	2,312,801
	State Street Bank	Dow Jones Target 2015 Fund	2,626,409
	State Street Bank	Dow Jones Target 2035 Fund	3,135,044
	State Street Bank	Dow Jones Target 2055 Fund	707
	State Street Bank	US Bond Index SL Series I	6,560,125
	ING Life & Annuity	IGT Invesco Short-term Bond Fund	4,047,024
	NATIXIS Capital Markets	IGT Invesco Short-term Bond Fund	6,227,172
	Monumental	Invesco Short-term Bond Fund	2,941,557
	Monumental	Invesco Core Fixed Income Fund	488,800
	Monumental	PIMCO Core Fixed Income Fund	485,572
	Monumental	BlackRock Core Fixed Income Fund	490,086
	Monumental	Goldman Sachs Core	487,423
	State Street Bank	IGT INVESCO Short-term Bond Fund	3,663,143
	Pacific Life Insurance	IGT MxMGR Int G/C Fund	9,652,154
	State Street Bank	Cash	10,496,426
*	Zep Inc.	Zep Stock Fund	2,120,808
*	Participant Loans	Interest Ranging from 4.25% to 9.25%; various Maturity Dates	2,949,651

	Total investments, at fair value and participant loans		$144,618,329

*Represents Party-In-Interest

Note: Cost information has not been included in column (d) because all investments are participant directed.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Independent Registered Public Accounting Firm.